MY RACEHORSE CA LLC

250 W. 1st Street, Suite 256

Claremont, CA 91711

August 6, 2020

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Cara Wirth Lilyanna Peyser

Re:	My Racehorse CA LLC Post-Qualification Amendment No. 15 on Form 1-A Filed August 6, 2020 File No. 024-10896

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendment No. 15 to the Offering Statement on Form 1-A for My Racehorse CA LLC, a Nevada series limited liability company, be declared qualified by the Securities and Exchange Commission at 2:30 PM Eastern Time on Friday, August 7, 2020, or as soon thereafter as practicable.

Sincerely,

/s/ Michael Behrens

Chief Executive Officer of Experiential Squared, Inc.,

Manager of My Racehorse CA LLC

cc:

Christopher L. Tinen, Esq.